[redacted]

14049708

90 4/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Road
(No. and Street)

Northfield	IL	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Blitz — 847-446-7890 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd. Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

90 5/5/14

OATH OR AFFIRMATION

I, Edwin Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Official Seal
David Harrison
Notary Public State of Illinois
My Commission Expires 06/14/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Correction of Error

As discussed in Note 7 to the financial statements, certain errors resulting in overstatement of amounts previously reported for commission receivable, commission payable, commission income and commission expense as of December 31, 2012, were discovered by management of the Company during the current year. Accordingly, amounts reported for commission receivable, commission payable, commission income and commission expense have been restated in the 2012 financial statements now presented, and an adjustment has been made to retained earnings as of December 31, 2012, to correct the error. Our opinion is not modified with respect to this matter.

Required Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP.
February 25, 2014
Milwaukee, Wisconsin

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

Board of Directors
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Edwin C. Blitz Investments, Inc. as of December 31, 2013 and 2012 and the related statements of operations, comprehensive income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Financial Condition
December 31, 2013 and 2012

ASSETS	2013	Restated 2012
Current Assets:		
Cash	$ 50,011	$ 80,209
Commissions receivable	13,836	11,533
Investments	29,210	19,223
Total Assets	$ 93,057	$ 110,965

LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Commissions payable	$ 11,645	6,400
Stockholder's Equity:		
Common stock, $1 par value, 50,000 shares issued and outstanding	50,000	50,000
Retained earnings	21,252	54,392
Accumulated other comprehensive income	10,160	173
Total Stockholder's Equity	81,412	104,565
Total Liabilities and Stockholder's Equity	$ 93,057	$ 110,965

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Operations and Comprehensive Income
Years ended December 31, 2013 and 2012

		2013		Restated 2012
Revenues:				
Commission income	$	458,075	$	540,483
Expenses:				
Commissions		350,140		411,146
Gross wages		70,067		79,974
Professional fees		6,180		8,361
Insurance		7,954		10,177
Publications		1,255		1,820
Payroll taxes		5,360		6,118
Registration fees		4,209		4,247
Miscellaneous expense		327		1,152
Office expense		9,636		7,509
Travel and entertainment		6,087		6,442
Total expenses		461,215		536,946
Net (loss) income		(3,140)		3,537
Change in unrealized gain on available for sale securities		9,987		52
Comprehensive income	$	6,847	$	3,589

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Changes in Stockholder's Equity
Years ended December 31, 2013 and 2012

	Common Stock	Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2011	$ 50,000	$ 121	$ 90,855	$ 140,976
Distributions	—	—	(40,000)	(40,000)
Change in unrealized gain	—	52	—	52
Net income - Restated	—	—	3,537	3,537
Balance, December 31, 2012 - Restated	50,000	173	54,392	104,565
Distributions	—	—	(30,000)	(30,000)
Change in unrealized gain	—	9,987	—	9,987
Net loss	—	—	(3,140)	(3,140)
Balance, December 31, 2013	$ 50,000	$ 10,160	$ 21,252	$ 81,412

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Cash Flows
Years ended December 31, 2013 and 2012

	2013	Restated 2012
Cash Flows From Operating Activities		
Net income (loss)	$ (3,140)	$ 3,537
Effects of changes in operating assets and liabilities:		
Accounts receivable	(2,303)	18,750
Accounts payable	---	(290)
Commissions payable	5,245	(8,882)
Net cash provided (used) by operating activities	(198)	13,115
Cash Flows From Financing Activities		
Stockholder distributions	(30,000)	(40,000)
Net decrease in cash and cash equivalents	(30,198)	(26,885)
Cash and cash equivalents, beginning of year	80,209	107,094
Cash and cash equivalents, end of year	$ 50,011	$ 80,209

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Notes to Financial Statements
December 31, 2013 and 2012

1. Summary of Significant Accounting Policies

Business Activity

Edwin C. Blitz Investments, Inc. (the Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Investments

Investments in equity securities that have readily determinable fair values and for all investments in debt securities are classified in three categories and accounted for as follows:

- Debt securities that the Company has the possible intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has adopted and implemented issued Statement of Financial Accounting Standards on, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. Adoption of this standard has not had a material impact on the Company's financial statements. This standard establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

> **Level 1** – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc... for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.
>
> **Level 2** – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc...; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.
>
> **Level 3** – Unobservable inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

Revenue Recognition

Commission income is recorded as earned.

1. Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2013. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2010 and Illinois income tax examinations for years ending before December 31, 2009.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 25, 2014). There were no subsequent events that required recognition or disclosure.

2. Investments

Investments are considered to be securities available for sale at December 31, 2013 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 19,171	$ 9,987	$ 29,210

Investments are considered to be securities available for sale at December 31, 2012 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 19,171	$ 52	$ 19,223

The above investments are considered Level 1 as discussed in Note #1.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013 and 2012, respectively, the Company had net capital of $75,291 and $100,629, which is in excess of the requirement of $5,000 and $5,000 respectively, and a net capital ratio of .15 to 1 as of December 31, 2013.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

7. Restatement

In January 2013, Management became aware that they would not receive payment from certain sales of securities with a closing date of December 2012. An adjustment to decrease commission income and commission receivable in the amount of $897 and decrease commission expense and commission payable in the amount of $130, resulting in a decrease of $767 to retained earnings.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2013

Aggregated Indebtedness		
Commissions payable and accounts payable	$	11,645
Total aggregated indebtedness	$	11,645
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	776
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	81,412
Deductions:		
Other deductions		(1,820)
Haircuts on securities		(4,301)
Net capital		75,291
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	70,291
Ratio of aggregated indebtedness to net capital		0.15 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2013):

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	75,291

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

In planning and performing our audit of the financial statements of Edwin C. Blitz Investments, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Edwin C. Blitz Investments, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 25, 2014

Milwaukee, Wisconsin

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

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